EXHIBIT 7

March 28, 2008

The Board of Directors

c/o Bruce L. Crockett

Non-Executive Chairman of the Board

Captaris, Inc.

10885 NE 4th Street, Suite 400

Bellevue, WA 98004

Dear Members of the Board of Directors:

We are disappointed that the Board of Directors of Captaris, Inc. has rejected Vector Capital’s all-cash offer of $4.75 per share, representing a 36% premium to the unaffected stock price.  We were surprised by this outcome given that many of the Company’s largest shareholders have privately or publicly declared support for our proposal.  We know of none who opposed it.

Your statements about our offer seem to assume that it will remain open as an alternative even after your exhaustive search for superior offers has concluded.  We would like to disabuse you of that notion.  Our offer has expired.

Given the volatile markets and uncertain future performance of the Company, we placed significant value on speed.  We intended our offer to be pre-emptive of your proposed process and our $4.75 price and the favorable “go-shop” terms were offered in the context of the expedited timeline we outlined for the Board.   If Vector were to make another offer for the Company in the future, the price and other terms of any such offer would reflect future market conditions, Captaris’ future performance and prospects as well as the additional time, expense and risk faced by Vector.

Sincerely,

VECTOR CAPITAL CORPORATION

Amish Mehta

Authorized Signatory

456 Montgomery Street   19th Floor   San Francisco, CA 94104    t 415.293.5000    f 415.293.5100    www.vectorcapital.com